Mail Stop 6010
Via Facsimile and U.S. Mail

May 10, 2007

Dr. Leonard S. Schleifer, M.D., Ph.D
President and Chief Executive Officer
Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, New York 10591-6707

      Re: **Regeneron Pharmaceuticals, Inc.**
              Form 10-K for fiscal year ended December 31, 2006
              File No. 000-19034

Dear Dr. Schleifer:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Managements Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses, page 36

1. We believe your disclosure related to research and development expenses could be improved by separately quantifying costs incurred for your product candidates, principally VGEF Trap-Oncology, VEGF Trap-Eye and IL-1 Trap and provide information that would allow investors to determine the reasonably likely timing for commercialization of your lead drug candidates and related revenue generation. Please provide in disclosure-type format the following information for each of your major research and development projects. Refer to the Division of

Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

a. The costs incurred during each period presented and to date on the project;
b. The nature, timing and estimated costs of the efforts necessary to complete the project;
c. The anticipated completion date for the project;
d. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and,
e. The period in which material net cash inflows from the project are expected to commence.

Regarding "a," if you do not maintain any research and development costs by project, explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

Regarding "b" and "c," provide the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, describe those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Funding Requirements, page 44

2. Please explain in disclosure-type format your basis for omitting estimated payments from the table of contractual obligations that appear reasonably likely to arise from your research and development agreements with sanofi-aventis and Bayer Healthcare LLC. Discuss how profitability will be measured, your expected timing for achieving profitability and payment of development expense reimbursements if the collaborations are profitable.

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 46

3. You do not appear to have discussed the variability implicit in critical accounting estimates associated with your revenue recognition of contract research and development and research progress payments. Your disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would

be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. Please describe in disclosure-type format the expected uncertainties and variability implicit in critical accounting estimates associated with your revenue recognition of these payments, the effect that changes in such estimates have had on your financial statements for each period presented, and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial statements in the future. Also, explain your basis for concluding that research and development activities other than clinical trial expenses do not involve critical accounting estimates.

4. You record substantive performance milestones in accordance with various criteria, including whether a "reasonable amount of time has passed between receipt of an upfront payment and achievement of the milestone and the amount of the milestone is reasonable in relation to the effort, value and risk associated with achieving the milestone." Please explain in disclosure-type format the factors that you consider in evaluating these two revenue recognition criteria, including the quantifications associated with the term, "reasonable."

Clinical Trial Accrual Estimates, page 46

5. You expense certain clinical trial costs "based on the total number of patients in the trial, the rate at which patients enter the trial and the period over which clinical investigators or contract research organizations are expected to provide services." Please provide in disclosure-type format the significant terms of your arrangements with clinical investigators and contract research organizations, including payment schedules. Include in your discussion an explanation of the methods and key assumptions used for accruing and recognizing clinical trial costs.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant